

November 8, 2010

Jim Schutz
Chief Operating Officer, General Counsel, Corporate Secretary and Director
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

> **Re:** **Oculus Innovative Sciences, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 8, 2010**
> **File No. 001-33216**

Dear Mr. Schutz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 12. Security Ownership of Certain Beneficial Owners . . . , page 75

1.   We note your response to prior comment 3 regarding the beneficial ownership of Robert Burlingame. Please expand your analysis supporting your determination that Robert Burlingame beneficially owned less than 5% of your outstanding common stock to tell us:

- the steps that you took to confirm Robert Burlingame's beneficial ownership;
- how you considered the Form 4s filed on June 3, 2009; June 19, 2009; and January 7, 2010, including your analysis of the changes between the Form 4s;
- how you considered the Schedule 13D filed on July 8, 2009 including the reasons for the difference between the Schedule 13D and the disclosure of beneficial ownership in your proxy statement filed on July 29, 2009; and

- how you determined that all of the 1,386,667 of derivative securities disclosed in the Form 4 dated January 5, 2010 were subject to the 4.99% restriction; for example, we note your disclosure in footnote 4 on pages 19-20 of your proxy statement that warrants for 388,889 shares were subject to this restriction.

2.   We note your response to prior comment 3 Seamus Burlingame beneficially owned approximately 6.0% of your common stock as of July 15, 2010 and that you will "undertake[] to consider the shares of stock held by Seamus Burlingame in determining disclosures in future filings." Please provide us with the analysis supporting your determination that consideration of the shares of stock held by Seamus Burlingame was not necessary or that disclosure of his beneficial ownership was not required in your proxy statement filed on July 29, 2010.

3.   We note the final paragraph of your response to prior comment 3. Please tell us what transactions you entered into with Robert or Seamus Burlingame that you did not believe were material as of July 29, 2010, but have increased in importance subsequent to that date. Please tell us how you made the determination not to disclose or file as exhibits these agreements.

Item 13. Certain Relationships, Related Transactions . . . , page 75

4.   We note your response to prior comment 5. Please tell us:

- whether Robert or Seamus Burlingame purchased any shares under their January 26, 2009 purchase agreements before their agreements were rescinded and replaced;
- how replacing the separate purchase agreements with a single new agreement changed the purchase obligations of Robert and Seamus Burlingame;
- whether your disclosure of the purchase agreement includes all material terms; for example, we note your response in prior comment 3 regarding restrictions on the exercise of warrants purchased; and
- how you determined that Seamus Burlingame was not a related party given Instruction 1(a)(iii) and Instruction 1(b)(i) to Regulation S-K Item 404(a).

5.   It remains unclear from your response to prior comment 6 why you did not file your July 24, 2009 amendment to your commercial agreement to sell Vetericyn products or your September 15, 2009 commercial agreement to sell your Microcyn over-the-counter liquid and gel products. For example, please tell us the basis for your determination that neither contract was material under Rule 404 of Regulation S-K. Please also tell us why you did not file your June 1, 2010 and September 1, 2010 amendments to your commercial agreement to sell your Microcyn over-the-counter liquid and gel products, which you mention on page 10 of your Form 10-Q filed on November 4, 2010.

Exhibits

6.   We note that you submitted a request for confidential treatment for three exhibits filed with your Form 10-Q on November 4, 2010, Exhibits 10.44 to 10.46. We will address this request in a separate letter. Please resolve those comments, if any.

7.   Please tell us how Exhibit 10.50 between you "and the Investors listed on Schedule A" is enforceable given your response to prior comment 7 that Schedule A was never completed. Please also tell us how this affects your other disclosure, such as your risk factor disclosure.

Exhibit 21.1

8.   We note that your response to prior comment 8 did not clarify your current subsidiaries or tell us how Exhibit 21.1 was consistent with your disclosure in "Principles of Consolidation" on page 52. Thus, we reissue the comment. We also note from page 8 of Exhibit 10.2 to the Form 8-K filed on May 6, 2010 that you are the majority owner of or are in control relationship with MicroMed Laboratories, Inc. and L3 Pharmaceuticals, Inc. As part of your response, please explain how your list of subsidiaries "was correct," why the two disclosures were inconsistent, and the reason for any changes in the disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aslynn Hogue at (202) 551-3841 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any questions.

Sincerely,

Russell Mancuso
Branch Chief